UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

The following document is being submitted herewith:

•	Press Release dated April 21, 2017
•	Press Release dated April 21, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: May 1, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. to Hold Annual Meeting of Shareholders on May 11, 2017

CALGARY, Alberta, April 21, 2017 — Enbridge Inc. (TSX, NYSE: ENB) will hold its Annual Meeting of Shareholders in Calgary, Alberta on Thursday, May 11, 2017.

Annual Meeting of Shareholders

When:	Thursday, May 11, 2017

1:30 p.m. MT (3:30 p.m. ET)

Where:	Metropolitan Conference Centre

333 – 4 Avenue SW

Calgary, Alberta

A live audio webcast of the Annual Meeting will be available at enbridge.com/agmwebcast. A webcast replay will be available on the Company’s website approximately two hours following the event. An mp3 and transcript will be posted to the website shortly thereafter.

Members of the media interested in attending the meeting in person are asked to please register in advance by calling the Enbridge Media Line at 888-992-0997.

For additional information on the Annual Meeting of Shareholders, including voting and attendance procedures please refer to enbridge.com/agminfo.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community Enbridge Inc.:
Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Jonathan Gould Toll Free: (800) 481-2804 Email: investor.relations@enbridge.com

NEWS RELEASE

Enbridge Inc. to Host a Joint Webcast with Enbridge Income Fund Holdings Inc., Enbridge Energy Partners, L.P. and Spectra Energy Partners, LP to Discuss First Quarter Financial Results on May 11

CALGARY, Alberta, April 21, 2017 — Enbridge Inc. (TSX, NYSE: ENB) (Enbridge) will host a joint conference call and webcast with Enbridge Income Fund Holdings Inc. (TSX: ENF), Enbridge Energy Partners, L.P. (NYSE: EEP) and Spectra Energy Partners, LP (NYSE: SEP) to provide an enterprise wide business update and review 2017 first quarter financial results on May 11 at 7:00 a.m. MT (9:00 a.m. ET). Enbridge and Enbridge Income Fund Holdings will announce first quarter earnings results before markets open on May 11, while Enbridge Energy Partners and Spectra Energy Partners will announce first quarter earnings results after markets close on May 10, 2017.

First Quarter 2017 Earnings Webcast and Conference Call

When:	Thursday, May 11, 2017

7:00 a.m. MT (9:00 a.m. ET)

Webcast:	sign-up

Call:	Dial-in # (Audio only – please dial in 10 minutes ahead):

North America Toll Free:	1 (866) 215-5508
Outside North America:	1 (514) 841-2157
Participant Passcode:	44798051#

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the various websites within approximately 24 hours after the event.

Replay:	Audio Replay # (Available for 7 days after call):

North America Toll Free:	1 (888) 843-7419
Outside North America	1 (630) 652-3042
Replay Passcode:	44798051#

The question and answer format of the call has changed to take questions only from the analyst and investor community on the call. Enbridge’s media and investor relations teams will be available after the call for any additional questions.

Forward-Looking Statements Advisory

The conference call will cover each of Enbridge Inc., Enbridge Income Fund Holdings Inc., Enbridge Energy Partners, L.P. and Spectra Energy Partners, LP’s (collectively, the Entities) most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although each of the Entities believes that its respective statements are or will be based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions, commodity prices and other matters. You can find a discussion of those assumptions, risks and uncertainties in the Canadian securities law and/or American SEC filings for the applicable Entity. While each Entity makes its respective forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, no Entity assumes any obligation to publicly update or revise any forward-looking statements made herein, on the call or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

About Enbridge Income Fund Holdings Inc.

Enbridge Income Fund Holdings Inc. is a publicly traded corporation. EIFH, through its investment in Enbridge Income Fund indirectly holds high quality, low-risk energy infrastructure assets. Enbridge Income Fund’s assets consist of a portfolio of Canadian liquids transportation and storage businesses, including the Canadian Mainline, the Regional Oil Sands System, the Canadian segment of the Southern Lights Pipeline, Class A units entitling the holder to receive defined cash flows from the US segment of the Southern Lights Pipeline, a 50 percent interest in the Alliance Pipeline, which transports natural gas from Canada to the U.S., and interests in more than 1,400 MW of renewable and alternative power generation assets. Information about Enbridge Income Fund Holdings Inc. is available on EIFH’s website at www.enbridgeincomefund.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and, through its interests in Midcoast Energy Partners, L.P. (Midcoast Partners) (NYSE: MEP), natural gas transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 23 percent of total U.S. oil imports. Midcoast Partners’ natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast areas, deliver approximately 1.5 billion cubic feet of natural gas daily.

About Spectra Energy Partners, LP

Spectra Energy Partner, LP (NYSE: SEP), an indirect, wholly-owned subsidiary of Enbridge Inc., is a Houston-based master limited partnership. SEP is one of the largest pipeline MLPs in the United States and connects growing supply areas to high-demand markets for natural gas and crude oil. These assets include more than 15,000 miles of transmission pipelines, approximately 170 billion cubic feet of natural gas storage, and approximately 5.6 million barrels of crude oil storage.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Enbridge companies:	Spectra Energy Partners, LP
Suzanne Wilton (403) 231-7385 or Toll Free: (888) 992-0997 Email: suzanne.wilton@enbridge.com	Creighton Welch Toll Free: (888) 992-0997

Investment Community

Enbridge Inc.	Enbridge Income Fund Holdings Inc. Enbridge Energy Partners, L.P.
Jonathan Gould Toll Free: (800) 481-2804 Email: investor.relations@enbridge.com	Adam McKnight (403) 266-7922 or Toll Free: (800) 481-2804 Email: adam.mcknight@enbridge.com

Spectra Energy Partners, LP
Roni Cappadonna (713) 627-4778 Email: roni.cappadonna@enbridge.com